SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ/MF: 02.808.708/0001-07
NIRE: 35.300.157.770
Publicly-Held Company

(Free translation from original in Portuguese)

Minutes of the Extraordinary Shareholder’s Meeting of Companhia de Bebidas das Américas – AmBev (“Companhia”), held on February 19, 2004 drawn up as a summary:

1. Date, time and venue: On February 19, 2004, at 9 am São Paulo time, in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1017, 4th floor (part of), suites 41 and 42, of the Corporate Park Building, Itaim Bibi, City and State of São Paulo.

2. Call for Meeting: Notice published, in the terms of the article. 124, § 1°, item II, of the Law n. 6404/76, in the “Diário Oficial do Estado de São Paulo”, on February 4, 5 and 6, 2004, on pages 3, 126 and 17, respectively, and in the newspaper “Gazeta Mercantil” – National Edition, on February 4, 5 and 6, 2004, on pages A-5, B-2 and A-8, respectively.

3. Participants: Shareholders representing 83.73% of the voting capital stock and shareholders representing 17.68% of the preferred shares of the Company, as evidenced by the signatures at the “Shareholders’ Attendance Book”.

4. Meeting Board: Chairman, Mr. Alexandre Couto Silva, and Secretary, Mrs. Luciana Lima da Silva.

5. Decisions: Shareholder representing more than 2/3 of Company’s voting capital that attended the Meeting, decided as follows:

5.1. To authorize drawing up the Minutes related to this Extraordinary General Meeting in summary form, as well as its publication with the omission of the signatures of the shareholders in attendance, in the terms of article 130 and its sections, of Law n. 6404/76;

5.2. To approve the admission of the Company into the distinguished stock listing segment, named Level 1, created by the São Paulo Stock Exchange (“BOVESPA”), as well as the Company’s adhesion to BOVESPA's Rules of Corporate Governance Best Practices - Level 1, by singing the Adhesion Contract of the Rules of Corporate Governance Best Practices - Level 1;

5.3. As a consequence of the decision above, to approve the adequacy of the Company’s Bylaws according to BOVESPA's Rules of Corporate Governance Best Practices - Level 1, amending paragraph 4 of Article 35 of the Bylaws, as well as inserting paragraph 3 into Article 19, which is now effective in the following wording:

“Article 19 – [...]

3rd Paragraph - The investiture of the Company’s Managers, elected pursuant to these Bylaws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA)”;

“Article 35 - [...]

4th Paragraph - The provision in Paragraphs 2 and 3, Article 19 of these Bylaws applies to the members of the Fiscal Committee.”

5.4. To create the position of Vice-Chairman of the Company’s Board of Directors, whose attributions will be defined by the Board of Directors, by amending Article 21 of the Bylaws, which is now effective in the following wording:

“Article 21 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, and 1 (one) Vice-Chairman, who shall be elected by the majority of vote of its members, immediately after the investiture of such members.”

5.5. To establish that the Company’s Board of Directors will be composed of nine effective members and two alternates, and to elect as new effective member of the Board, with a three-year mandate, Mr. Magim Rodriguez Júnior, Brazilian, married, manager of a company, bearer of ID Card n. 2.853.392 SSP/SP, enrolled in the Tax Authority Enrollment Number (CPF/MF) under n. 033.883.608-04, domiciled at Av. Brigadeiro Faria Lima, n. 3729, 7th floor, in the City and State of São Paulo.

6. Approval and Closing: As there were no further issues to be addressed, the present minutes were drawn up, read, approved and signed by the members of Meeting Board and the shareholders in attendance, with the abstention of Fundação Banco Central de Previdência Privada - CENTRUS from items 5.4 and 5.5 above.

7. Shareholders’ signatures: Empresa de Administração e Participações S/A – ECAP, Braco S/A, S-Braco Participações S/A, represented by Tatiana Buzalaf de Andradre e Silva; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência, represented by José Heitor Attílio Gracioso and Roberto Herbster Gusmão; Instituto AmBev de Previdência Privada, represented by Luciana Lima da Silva; Marcel Herrmann Telles, represented by Luciana Lima da Silva; José Heitor Attílio Gracioso; Roberto Herbster Gusmão; The Bank of New York – ADR Department, represented by Maria Aparecida Simionato; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, represented by Circe Beatriz de Lima; Classe A Fundo de Investimentos em Ações, Dynamo Cougar Fundo Mútuo de Investimentos em Ações – CL, Dynamo Puma Fundo de Investimentos de Ações – CL, Lumina Fundo de Investimento em Ações, represented by Pedro Henrique Nogueira Damasceno; Capital Guardian Emerging Markets Equity Master Fund, Emerging Markets Growth Fund Inc, Capital International Emerging Markets Fund, Philips Eletronics N.A. Corp Master Ret Trust, Capital Guardian Emerging Markets Equity Fund For Tax-Exempt Trusts, The Master Trust Bank of Japan, Ltd. RE: MTBC400035147, represented by Daniel Alves Ferreira; Fundo Bradesco Templeton – De Valor e Liquidez – Fdo Invest Ações, represented by Adriane Cristina dos Santos de Almeida; Fundação Banco Central de Previdência Privada – CENTRUS, represented by Suzana Lopes de Oliveira; José Fiorita; José de Maio Pereira da Silva.

São Paulo, February 19, 2004.

Alexandre Couto Silva	Luciana Lima da Silva
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.